UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                               Commission File Number 0-18917

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K      [ ] Form 11-K      [ ] Form 20-F
              [X] Form 10-Q      [  ] Form N-SAR

For Period Ended:  March 31, 1996

[  ]          Transition Report on Form 10-K
[  ]          Transition Report on Form 20-F
[  ]          Transition Report on Form 11-K
[  ]          Transition Report on Form 10-Q
[  ]          Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________


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Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

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PART I -- REGISTRANT INFORMATION
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Full name of registrant:        FAST FOOD SYSTEMS, INC.
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Former name if applicable:      N/A
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Address of principal executive office
  (Street and number):                     42-40 Bell Boulevard Suite
City, State and Zip Code:                  Bayside, NY  11361
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PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.








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PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Additional time is required to electronically file with EDGAR. We are experiencing errors in transmitting our Quarterly Report. We have retained an outside service bureau. This Quarterly Report will be filed on May 17, 1996.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Daniel A. Pogarski                914             651-1880
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              (Name)                    (Area code)     (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                    [X]  Yes     [ ]  No


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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                    [X]  Yes     [ ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company sold its last operating restaurant in March 1996. Losses for the quarter and year to date period have approximately tripled from the prior year. The report will be filed on May 17, 1996.
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                            FAST FOOD SYSTEMS, INC.
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               (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: May 15, 1996                   By: /s/ Daniel A. Pogarski
                                         ---------------------------
                                         Name:  Daniel A. Pogarski
                                         Title: Secretary


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                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
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